FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	CESG Approves BlackBerry 7.1 OS for Government Use	2

Document 1

December 18, 2012

FOR IMMEDIATE RELEASE

CESG Approves BlackBerry 7.1 OS for Government Use

London, UK – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that the BlackBerry® 7.1 operating system has been approved for UK government use by CESG, the National Technical Authority for Information Assurance in the UK. The approval enables public sector workers to utilise the enhanced performance and rich functionality of the latest BlackBerry® smartphones available in the UK.

The BlackBerry® Enterprise Solution from RIM is the only mobile solution approved by CESG to protect data classified up to and including ‘Restricted’ when configured in accordance with CESG guidance. According to a recent research study from Strategy Analytics*, the BlackBerry Enterprise Solution not only provides the most secure mobile platform but also the lowest total cost of ownership (TCO) for mobile deployments. The study considered typical industry best practices, using the UK government as an example.

Scott Totzke, SVP, BlackBerry Security Group, RIM, said, “As we have seen from the recent Strategy Analytics report, the BlackBerry Enterprise Solution remains unique in that it not only delivers the highest level of security for government customers, but also the lowest total cost of ownership in the industry. It’s a compelling proposition that has seen our solution widely deployed across UK public sector organisations, including the NHS, local government bodies, the Ministry of Defence (MoD), most of Central Government and over half of the UK’s police forces.

“The CESG approval of the BlackBerry 7.1 OS enables our valued government customers to allow their employees to take advantage of the enhanced features and improved services offered by the latest iteration of the BlackBerry operating system.”

The BlackBerry Enterprise Solution has delivered benefits at many levels in public sector organisations, including significant cost savings, greater workforce efficiencies and, in turn, an improved service to citizens. For example, by extending core processes and systems to frontline officers, UK police forces using BlackBerry smartphones have been able to reduce the time officers are required to spend at their desks, enabling them to spend more time policing the streets. Furthermore, a number of police forces are using the BlackBerry smartphone apps for Twitter® and Facebook® to change the way they engage with local communities to deliver enhanced frontline policing.

BlackBerry 7.1 OS smartphones currently available in the UK and covered by the new approval from CESG include the BlackBerry® Bold™ 9900, BlackBerry® Bold™ 9790, BlackBerry® Torch™ 9860, BlackBerry® Torch™ 9810, BlackBerry® Curve™ 9380, BlackBerry® Curve™ 9360, BlackBerry® Curve™ 9320 and Porsche Design P’9981 from BlackBerry smartphones.

Notes to editors

* The study was commissioned by RIM. “TCO & Security of Enterprise Grade Mobility”, Strategy Analytics, October 2012. For a copy of the full report, please visit:
http://uk.blackberry.com/business/StrategyAnalyticsReport.pdf

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Morgan Evans
Research In Motion
moevans@rim.com
+44 (0) 17 5366 7175

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world.  All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 18, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO